WEIL, GOTSHAL & MANGES

81968-0005

06018331

November 7, 2006

By Hand

Securities and Exchange Commission
Office of International Corporate Finance 3-2
450 Fifth Street N.W.
Washington D.C. 20549-0302
United States of America

Re: Yell Group plc - - 12g3-2(b) File No. 82-34674

Ladies and Gentlemen:

On behalf of Yell Group plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely

Aparna Ravi

Aparna Ravi

SUPPL

Enc

LO1:\613611\01\D5GR01!.DOC\81968.0005

ONE SOUTH PLACE, LONDON EC2M 2WG
TEL: +44 (0) 20 7903 1000 FAX: +44 (0) 20 7903 0990
BRUSSELS · BUDAPEST · DALLAS · FRANKFURT · HOUSTON · MIAMI · NEW YORK
PRAGUE · SILICON VALLEY · SINGAPORE · WARSAW · WASHINGTON, D.C

File No. 82-34671

YELL.

7 November 2006

news release news release **news release** news release **news release**

Yell Group plc financial results for the six months ended 30 September 2006

Strong organic revenue and underlying profit growth. Rapid increase in online contribution. Reiterating full year guidance. Dividend up 12%.

- Revenue up 19.4% to £848.8 million; up 7.8% excluding acquisitions
- Adjusted EBITDA up 15.6% to £269.2 million
- Adjusted profit after tax down 2.2% to £106.9 million
- Adjusted diluted earnings per share down 1.6 pence to 13.8 pence
- Operating cash flow up £32.8 million to £245.5 million. Cash conversion 91.2% (2005 - 91.3%)
- Interim dividend up 11.8% to 5.7 pence per share

	Six months ended 30 September		
Statutory results (unaudited)	**2005**	**2006**	**Change**
	£m	**£m**	**%**
Revenue	711.1	**848.8**	*19.4*
EBITDA *	235.5	**269.2**	*14.3*
Profit after tax and minority interests	103.4	**58.1**	*(43.8)*
Cash generated from operations	219.5	**262.6**	*19.6*
Diluted earnings per share (pence)	14.5	**7.5**	*(48.3)*

* EBITDA is reconciled to operating profit in note 3 to the financial information on page 16

John Condron, Chief Executive Officer, said:

"Yell continues to deliver strong organic growth, including the rapid development of our online businesses. This reflects our consistent "Win, Keep and Grow" customer strategy and our investment in usage and content in all our products across all our markets.

"Our acquisition of TPI has now expanded our growth platform into Spain and Latin America. Integration has started very well and our "back to basics" approach is being widely embraced by the business.

"These results underpin our confidence in the future outlook for Yell."

John Davis, Chief Financial Officer, said:

"In the first half of this year, Yell has delivered almost 8% organic revenue growth with strong underlying growth in profit and cash flows.

"The strength of profit growth is masked by several factors relating to TPI including the seasonally normal low number of TPI directories distributed in the two summer months since the acquisition and the equity issue to finance TPI in advance of the acquisition.

"The second half will not be affected by these factors and we reiterate our full year guidance and increase our interim dividend by 12%."

RECEIVED

2006 NOV -9 A 11:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Enquiries

Yell - Investors

Jill Sherratt
Tel +44 (0)118 950 6984
Mobile +44 (0)7764 879808

Yell - Media

Jon Salmon
Tel +44 (0)118 950 6656
Mobile +44 (0)7801 977340

Citigate Dewe Rogerson

Anthony Carlisle
Tel +44 (0)20 7638 9571
Mobile +44 (0)7973 611888

This news release contains forward-looking statements. These statements appear in a number of places in this news release and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, revenue, financial condition, liquidity, prospects, growth, strategies, new products, the level of new directory launches and the markets in which we operate. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. You should read the section entitled "Risk" in Yell Group plc's 31 March 2006 annual report for a discussion of some of these factors. We undertake no obligation publicly to update or revise any forward-looking statements, except as may be required by law.

A copy of this release can be accessed at:
www.yellgroup.com/announcements

YELL GROUP PLC SUMMARY FINANCIAL RESULTS

Unaudited	Six months ended 30 September 2005	2006	Change	Change at constant exchange rate [a]
	£m	£m	%	%
Revenue [b]	711.1	**848.8**	19.4	21.2
Adjusted EBITDA [b] [c]	232.9	**269.2**	15.6	17.3
Operating cash flow [b] [d]	212.7	**245.5**	15.4	16.7
Cash conversion [b] [e]	91.3%	**91.2%**		
Adjusted profit after tax and minority interests[f]	109.3	**106.9**	(2.2)	
Adjusted diluted earnings per share (pence) [f]	15.4	**13.8**	(10.4)	

(a) Change at constant exchange rate states the change in current period results compared with the same period in the previous year as if the current period results were translated at the same exchange rate as that used to translate the results for the same period in the previous year.

(b) Revenue, EBITDA, operating cash flow and cash conversion are the key financial measures that we use to assess the growth in the business and operational efficiencies.

(c) EBITDA was not adjusted in the six months ended 30 September 2006. Adjusted EBITDA for the six months ended 30 September 2005 is stated before exceptional costs of £2.4 million arising from the TransWestern acquisition, and an exceptional credit of £5.0 million from releasing a provision for IPO costs.

(d) Cash generated from operations before payments of exceptional costs, less capital expenditure.

(e) Operating cash flow as a percentage of adjusted EBITDA.

(f) Adjusted profit after tax and adjusted diluted earnings per share are stated before exceptional items and amortisation of acquired intangibles, all net of related tax. A reconciliation to the related statutory figures is presented in note 6 to the financial information.

REVIEW OF OPERATING PERFORMANCE

Revenue

Group revenue increased 19.4% to £848.8 million, or 21.2% at a constant exchange rate, from £711.1 million for the same period last year. Growth before acquisitions, mainly TransWestern and TPI, was 7.8% at a constant exchange rate.

UK operations

UK revenue increased 3.0% to £351.6 million driven entirely by a 66.9% increase in revenue by Yell.com.

Revenue from UK printed directories was 2.9% lower at £297.1 million, as the total number of unique print advertisers declined by 3.7% to 235,000 due to competition. This was partly offset by the 0.6% increase in average revenue per unique advertiser to £1,264. Retention was stable at 74%. The effect of our regulatory undertaking of RPI-6% was to reduce Yellow Pages rate card prices by an average of 2.7%.

Yell.com's revenue grew 66.9% to £42.9 million with growth of 14.5% in searchable advertisers at 30 September to 182,000 and a 40.9% increase in recognised revenue per average searchable advertiser, reflecting up-sell of higher value products as we monetise usage. Underpinning this, unique users for September grew 34.8%. The slower rate of growth in searches of 16.0%

indicates the effectiveness of our site as users require fewer searches to achieve results.

We reiterate our guidance of full year UK revenue growth of 3% driven entirely by Yell.com.

US operations

Total US revenue grew 23.0% to £455.0 million, or 26.4% at a constant exchange rate. The effective exchange rate was approximately \$1.86: £1.00 against \$1.81: £1.00 in the same period last year.

Organic revenue growth contributed 12.2% to the total revenue growth of 26.4% and comprised growth in both print and online products.

Same market growth of printed directories was 8.4% on a like-for-like basis and contributed 7.5% to organic growth. In addition, launches contributed 2.9% to organic growth.

Yellowbook.com revenue grew 68.8% to \$29.7 million and contributed 1.8% to organic growth. We grew usage very significantly to 5.2 million unique visitors in September from 1.9 million in the previous September. At 30 September 2006, Yellowbook.com had 390,000 searchable advertisers online.

As expected, revenue from directories publishing for the first time, mainly TransWestern, contributed \$105.8 million or 15.8% to the total revenue growth.

Revenue growth was reduced by 1.6% from the planned rescheduling of directories into later months resulting from the integration of TransWestern.

Yellow Book increased unique advertisers by 42.7% to 364,000, the majority arising from the acquisition of TransWestern. Also reflecting the acquisition, average revenue per unique advertiser decreased by 1.8% to \$2,245 and retention was slightly down at 70%.

Looking forward, we expect some slowing of organic growth in the second half of the year as TransWestern titles enter organic growth for the first time. However, we reiterate our guidance for the full year of organic growth of 10%.

Spanish and Latin American operations

We have consolidated the results of Telefónica Publicidad e Información, S.A. ("TPI") since 31 July 2006. In the two months since acquisition we have consolidated less than 10% of the annual revenue owing to the low number of directories distributed, as usual, in the summer months.

TPI revenue from all products during the two months was £42.2 million, the majority of which came from printed directories in Spain including just 13 yellow pages directories. Revenue from yellow pages directories grew 0.5% on a like for like basis in the nine month period since 31 December 2005, the TPI year-end.

Adjusted EBITDA

Group adjusted EBITDA increased by 15.6% to £269.2 million, or 17.3% at a constant exchange rate.

There were no exceptional items affecting EBITDA in the six months ended 30 September 2006. However, adjusted EBITDA for the same period last year is stated before an exceptional credit of £5.0 million from releasing an over-provision for IPO costs and exceptional costs of £2.4 million relating to the TransWestern acquisition.

The UK adjusted EBITDA growth of 0.7% to £133.3 million was slightly diluted by the planned, higher proportion of annual investment in the first half. The overall UK adjusted EBITDA margin was 37.9%, compared with 38.8% in the same period last year. We reiterate full year guidance of flat margins for the UK.

Yell.com grew adjusted EBITDA to £15.8 million from £10.9 million with lower margins of 36.9% compared with 42.4% last year, reflecting phasing of investment. UK printed directories' adjusted EBITDA declined from £117.2 million to £112.5 million, with margins declining to 37.9% from 38.3% in the same period last year, reflecting the investment required to grow revenue under the regulatory price cap.

In the US, adjusted EBITDA grew 27.2% to £127.8 million, a 31.1% increase at a constant exchange rate. The US adjusted EBITDA margin increased from 27.2% to 28.1% in line with guidance for the year end of margin growth of one percentage point.

TPI EBITDA was £8.1 million in the period since acquisition and the margin was 19.2% reflecting the low number of directories distributed during the two summer months.

CASH FLOW AND NET DEBT

The Group converted 91.2% of adjusted EBITDA to cash, as compared with 91.3% last year. Operating cash flow increased 15.4% to £245.5 million, or 16.7% at a constant exchange rate. This apparent out-performance against the 75% to 80% cash conversion in our full year guidance arises from favourable timing of payments and receipts, particularly at TPI.

	Six months ended 30 September	
	2005	2006
Unaudited	**£m**	**£m**
Adjusted EBITDA	232.9	**269.2**
Exceptional items	2.6	**-**
Working capital movements and non-cash charges	(16.0)	**(6.6)**
Cash generated from operations (see page 13)	219.5	**262.6**
Cash payments of exceptional items	3.0	**-**
Purchase of property, plant and equipment	(9.8)	**(17.1)**
Operating cash flow	212.7	**245.5**
Adjusted EBITDA	232.9	**269.2**
Cash conversion	91.3%	**91.2%**

The increase in net debt at 30 September 2006 to £3,723.8 million reflects the new debt acquired for the TPI purchase. Net debt was 5.4 times pro forma adjusted EBITDA over the last twelve months. The movement in net debt for the six months ended 30 September 2006 arose as follows:

Unaudited	**Net debt** **£m**
At 31 March 2006	**1,994.0**
Operating cash flow	(245.5)
Interest and tax payments, net of £46.7 million accreted interest settled by refinancing	124.7
Redemption premiums paid	22.1
Purchase of subsidiary undertakings, net of cash and debt acquired	2,179.5
Purchase of own shares	0.3
Proceeds of shares issued	(346.3)
Dividends paid	78.5
Finance costs increasing debt	24.8
Currency movements	(108.3)
At 30 September 2006	**3,723.8**

NET RESULTS

Adjusted profit after tax, and after minority interests in TPI earnings, was down 2.2% to £106.9 million, dampened by the low number of TPI directories distributed over the summer months since the acquisition and a slight deterioration in US dollar exchange rates.

The effects described above, as well as the timing of the equity issue to finance the acquisition of TPI in advance of the acquisition dampened adjusted, diluted earnings per share, which was down by 1.6 pence to 13.8 pence.

On an unadjusted basis, diluted earnings per share were down 7.0 pence to 7.5 pence. This reduction resulted from, in addition to the effects described above, the increase in amortisation from the acquisitions of TransWestern and TPI and the writing off of costs arising on the refinancing of our debt. Statutory profit attributable to the equity shareholders of the group was also down 43.8% to £58.1 million for the same reasons.

These adjustments above are described in note 6 to the financial information on page 18.

The effective tax rate in the six month period ended 30 September 2006 was 34.1%, compared with 33.7% last year. See note 4 to the financial information on page 17.

INTERIM DIVIDEND

The Board has declared an 11.8% increase in the interim dividend to 5.7 pence per share, and this is expected to account for one third of the full year dividend.

The ex-dividend date will be 15 November 2006 and the interim dividend will be paid on 15 December 2006 to shareholders registered on 17 November 2006.

UK REGULATION

The Competition Commission published its proposed remedies for Classified Directory Advertising Services on 7 September 2006 and its revised remedies proposals on 3 November 2006. It has invited comments on these by 10 November 2006. According to the Commission's timetable, the publication of the final report is still expected in November 2006.

While we obviously welcome the proposed reduction in the level of advertising price regulation envisaged in the Commission's provisional remedies, we nevertheless believe that market forces, rather than regulation, should always be the preferred route. We have said many times we do not think the rapidly evolving and highly competitive classified directories market requires regulation and we will continue to press this point.

All published information relating to the investigation can be found on the Commission's website at www.competition-commission.org.uk.

KEY PERFORMANCE INDICATORS

Unaudited	Six months ended 30 September 2005	Six months ended 30 September 2006	Change %
UK			
Printed directories			
Unique advertisers (thousands) [a]	244	**235**	(3.7)
Directory editions published	57	**57**	
Unique advertiser retention rate (%) [b]	74	**74**	
Revenue per unique advertiser (£)	1,256	**1,264**	0.6
Internet			
Searchable advertisers at 30 September (thousands) [c]	159	**182**	14.5
Searches for September (millions)	25	**29**	16.0
Unique users for September (millions) [d]	4.6	**6.2**	34.8
Revenue per average searchable advertiser (£) [e]	171	**241**	40.9
US			
Printed directories			
Unique advertisers (thousands) [a] [f] [g]	255	**364**	42.7
Directory editions published [g]	271	**431**	
Unique advertiser retention rate (%) [b] [f] [g]	71	**70**	
Revenue per unique advertiser ($) [g] [h]	2,286	**2,245**	(1.8)
Internet			
Searchable advertisers at 30 September (thousands) [i]	348	**390**	12.1
Unique visitors for September (millions) [j]	1.9	**5.2**	173.7
Revenue per average searchable advertiser ($) [e] [i]	55	**76**	38.2
Spain [k]			
Yellow pages directories			
Unique advertisers (thousands) [a]		**27**	
Directory editions published		**13**	
Unique advertiser retention rate (%) [b]		**83**	
Revenue per unique advertiser (€)		**773**	

(a) Number of unique advertisers in printed directories that were recognised for revenue purposes and have been billed. Unique advertisers are counted once only, regardless of the number of advertisements they purchase or the number of directories in which they advertise.

(b) The proportion of unique advertisers that have renewed their advertising from the preceding publication.

(c) Unique customers with a live contract at month end. These figures refer to searchable advertisers only, i.e. advertisers for whom users can search on Yell.com. They exclude advertisers who purchase only products such as banners and domain names.

(d) The number of unique users who have visited Yell.com once or more often in the indicated month. Unique users are measured according to independently established industry standard measures.

(e) Yell.com revenue per average searchable advertiser is calculated by dividing the recognised revenue in the six month period by the average number of searchable advertisers in that period. (Yell.com September 2005 – 150,000; September 2006 – 178,000.) Yellowbook.com revenue per average searchable advertiser is calculated by dividing the recognised revenue in the six month period by the average number of searchable advertisers in that period. (Yellowbook.com September 2006 – 391,000.)

(f) As a result of the progress in the United States towards integrating our customer databases, we have been able to make improvements in the ways in which we capture, record and analyse customer information. This has led to an overall elimination of duplicate records of unique advertisers. We have not adjusted the previously reported figure for the six months ended 30 September 2005 for any duplicated records in that period. There remains some overlap in reporting unique advertisers between Yellow Book and acquired businesses that we expect to be removed. These improvements to our systems have not affected the reporting of our financial results. Retention in the US is based on unique directory advertisers.

(g) The 2005 figures relate only to Yellow Book and do not include TransWestern. The 2006 combined figures are presented after eliminating duplicate advertisers. Results for TransWestern for the same period in 2005 were: unique advertisers – 39,000; directories published – 58; revenue per unique advertiser - $1,827; retention – 70%.

(h) The figure for the prior year has been restated to exclude internet revenues previously included in the calculation.

(i) Searchable advertisers appearing on the Yellowbook.com website and advertisers appearing on Worldpages.com, acquired with TransWestern. As a result of improvements to our systems, we are better able to eliminate duplicate online accounts. Using the new systems, Yellowbook.com searchable advertisers at 30 June 2006 would have been 385,000 and revenue per average searchable advertiser would have been $36.

(j) The number of individuals who have visited Yellowbook.com at least once in the month shown. Includes visitors to Worldpages.com, acquired with TransWestern. In the six months ended 30 September 2006 we changed our data provider; we have not adjusted the previously reported figure for the six months ended 30 September 2005.

(k) Figures given for TPI in Spain refer only to the period since acquisition, i.e. 1 August 2006 to 30 September 2006. They are not comparable to figures previously reported by Telefónica Publicidad e Información S.A.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED INCOME STATEMENT

	Notes	Six months ended 30 September 2005	2006
		£m	£m
Revenue	2	711.1	**848.8**
Cost of sales		(324.4)	**(380.4)**
Gross profit		386.7	**468.4**
Distribution costs		(21.8)	**(28.0)**
Administrative expenses		(147.9)	**(226.6)**
Operating profit	3	217.0	**213.8**
Finance costs		(62.4)	**(131.8)**
Finance income		1.3	**5.2**
Net finance costs		(61.1)	**(126.6)**
Profit before taxation		155.9	**87.2**
Taxation	4	(52.5)	**(29.7)**
Profit for the financial period		103.4	**57.5**
Attributable to:			
Minority interests		-	**(0.6)**
Equity shareholders of the group		103.4	**58.1**
	12	103.4	**57.5**

		(in pence)	*(in pence)*
Basic earnings per share	6	14.7	**7.6**
Diluted earnings per share	6	14.5	**7.5**

		£m	£m
Declared interim ordinary dividend of 5.7 pence per share (2005 – 5.1 pence)	5	35.9	**44.2**

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

	Six months ended 30 September	
	2005	2006
	£m	£m
Profit for the financial period	103.4	**57.5**
Exchange differences on translation of foreign operations	35.0	**(50.6)**
Actuarial (losses) gains on defined benefit pension schemes	(5.0)	**4.6**
Change in fair value of financial instruments used as hedges	4.7	**(13.7)**
Tax effect of net expenses not recognised in the income statement	0.6	**4.5**
Deferred tax on share based payments	1.0	**3.8**
Net income (expense) not recognised in the income statement	36.3	**(51.4)**
Total recognised income for the period	139.7	**6.1**
Adoption of IAS32/39 - Initial recognition of financial instruments used as hedges	(2.9)	**-**
Adoption of IAS32/39 – Tax effect of initial recognition of financial instruments used as hedges	1.0	**-**
	137.8	**6.1**
Attributable to:		
Minority interests	-	**(1.1)**
Equity shareholders of the group	137.8	**7.2**
	137.8	**6.1**

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED BALANCE SHEET

	Notes	At 31 March 2006	At 30 September 2006
		£m	£m
Non-current assets			
Goodwill		2,486.0	**3,691.6**
Other intangible assets		200.3	**1,286.6**
Property, plant and equipment		53.8	**88.8**
Deferred tax assets	7	139.6	**173.7**
Investment and other assets		5.0	**10.6**
Total non-current assets		2,884.7	**5,251.3**
Current assets			
Inventories		6.7	**16.9**
Directories in development		226.0	**329.6**
Trade and other receivables	8	586.3	**878.8**
Cash and cash equivalents		28.5	**66.0**
Total current assets		847.5	**1,291.3**
Current liabilities			
Loans and other borrowings	9	(292.9)	**(159.2)**
UK corporation and foreign income tax		(58.5)	**(69.7)**
Trade and other payables	10	(374.7)	**(683.6)**
Total current liabilities		(726.1)	**(912.5)**
Net current assets		121.4	**378.8**
Non-current liabilities			
Loans and other borrowings	9	(1,729.6)	**(3,630.6)**
Deferred tax liabilities	7	(130.8)	**(549.4)**
Retirement benefit obligations	11	(39.9)	**(35.4)**
Total non-current liabilities		(1,900.3)	**(4,215.4)**
Net assets		1,105.8	**1,414.7**
Capital and reserves attributable to equity shareholders			
Share capital	12	1,192.3	**1,194.2**
Other reserves	12	(103.7)	**(161.6)**
Retained earnings	12	17.2	**340.9**
		1,105.8	**1,373.5**
Minority interests	12	-	**41.2**
Total equity		1,105.8	**1,414.7**

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED CONSOLIDATED CASH FLOW STATEMENT

	Notes	Six months ended 30 September	
		2005	2006
		£m	£m
Net cash inflow from operating activities			
Cash generated from operations		219.5	**262.6**
Interest paid		(46.2)	**(142.1)**
Interest received		1.3	**5.2**
Redemption premium paid		-	**(22.1)**
Net income tax refunded (paid)		0.9	**(34.5)**
Net cash inflow from operating activities		175.5	**69.1**
Cash flows from investing activities			
Purchase of property, plant and equipment	13	(9.8)	**(17.1)**
Purchase of subsidiary undertakings	14	(910.0)	**(2,019.3)**
Net cash outflow from investing activities		(919.8)	**(2,036.4)**
Cash flows from financing activities			
Proceeds from issuance of ordinary shares		0.2	**346.3**
Purchase of own shares		(0.2)	**(0.3)**
Net payments on revolving credit facility		-	**(222.6)**
Acquisition of new loans		1,676.0	**3,841.4**
Repayment of borrowings		(883.9)	**(1,815.7)**
Financing fees paid		(13.3)	**(64.6)**
Dividends paid		(58.9)	**(78.5)**
Net cash inflow from financing activities		719.9	**2,006.0**
Net (decrease) increase in cash and cash equivalents		(24.4)	**38.7**
Cash and cash equivalents at beginning of the period		55.5	**28.5**
Exchange gains (losses) on cash and cash equivalents		4.0	**(1.2)**
Cash and cash equivalents at end of the period		35.1	**66.0**
Cash generated from operations			
Profit for the period		103.4	**57.5**
Adjustments for:			
Tax		52.5	**29.7**
Finance income		(1.3)	**(5.2)**
Finance costs		62.4	**131.8**
Depreciation of property, plant and equipment and amortisation of software costs		11.6	**16.7**
Amortisation of other non-current intangible assets		6.9	**38.7**
Changes in working capital:			
Inventories and directories in development		(19.5)	**(54.9)**
Trade and other receivables		8.9	**(28.0)**
Trade and other payables		(7.2)	**70.3**
Share based payments and other		1.8	**6.0**
Cash generated from operations		219.5	**262.6**

See notes to the financial information for additional details.

YELL GROUP PLC AND SUBSIDIARIES

UNAUDITED NOTES TO THE FINANCIAL INFORMATION

1 Basis of preparation and consolidation

The principal activity of Yell Group plc and its subsidiaries is publishing classified advertising directories in the United Kingdom, the United States, Spain, and certain countries in Latin America.

This unaudited financial information for the six months to 30 September 2006 has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union ("IFRS") as set out in our annual report for the year ended 31 March 2006, and in accordance with the Listing Rules of the Financial Services Authority.

The information contained herein does not constitute statutory financial statements within the meaning of section 240 of the Companies Act 1985.

In the opinion of management, the financial information included herein includes all adjustments necessary for a fair presentation of the consolidated results, financial position and cash flows for each period presented.

The consolidated results for interim periods are not necessarily indicative of results for the full year. This financial information should be read in conjunction with Yell's 2006 annual report published in June 2006, which includes the audited consolidated financial statements of Yell Group plc and its subsidiaries for the year ended 31 March 2006.

The preparation of the consolidated financial information requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial information and the reported amounts of income and expenditure during the period. Actual results could differ from those estimates. Estimates are used principally when accounting for doubtful debts, depreciation, retirement benefit obligations and the related employee pension costs, acquisition accounting and taxes.

UNAUDITED NOTES TO THE FINANCIAL INFORMATION (continued)

2. Revenue

	Six months ended 30 September		Change
	2005	2006	%
	£m	£m	
UK printed directories	305.9	**297.1**	(2.9)
Other products and services	35.3	**54.5**	54.4
Total UK revenue	341.2	**351.6**	3.0
US revenue at constant exchange rate [a]	369.9	**467.7**	26.4
Exchange impact [a]	-	**(12.7)**	
Total US revenue	369.9	**455.0**	23.0
Spanish and Latin American revenue	-	**42.2**	
Group revenue	711.1	**848.8**	19.4

[a] Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the results using current period exchange rates.

3. Operating profit and EBITDA information

Adjusted EBITDA by geographic segment

	Six months ended 30 September		Change
	2005	2006	%
	£m	£m	
UK printed directories	117.2	**112.5**	(4.0)
Other products and services	15.2	**20.8**	36.8
Total UK operations	132.4	**133.3**	0.7
US operations at constant exchange rate [a]	100.5	**131.8**	31.1
Exchange impact [a]	-	**(4.0)**	
Total US operations	100.5	**127.8**	27.2
Spanish and Latin American operations	-	**8.1**	
Group adjusted EBITDA	232.9	**269.2**	15.6

3. Operating profit and EBITDA information (continued)

Reconciliation of group operating profit to EBITDA [(a)]

	Six months ended 30 September 2005	2006	Change
UK operations	*£m*	*£m*	*%*
Operating profit	131.8	**126.8**	
Depreciation and amortisation of non-current assets	5.6	**6.5**	
UK operations EBITDA	137.4	**133.3**	*(3.0)*
Exceptional items	(5.0)	-	
UK operations adjusted EBITDA	132.4	**133.3**	*0.7*
UK operations adjusted EBITDA margin	38.8%	**37.9%**	
US operations			
Operating profit	85.2	**101.8**	
Depreciation and amortisation of non-current assets	12.9	**26.0**	
US operations EBITDA	98.1	**127.8**	*30.3*
Exceptional items	2.4	-	
Exchange impact [(b)]	-	**4.0**	
US operations adjusted EBITDA at constant exchange rate [(b)]	100.5	**131.8**	*31.1*
Exchange impact [(b)]	-	**(4.0)**	
US operations adjusted EBITDA	100.5	**127.8**	*27.2*
US operations adjusted EBITDA margin	27.2%	**28.1%**	
Spanish and LatAm operations			
Operating loss		**(14.8)**	
Depreciation and amortisation of non-current assets		**22.9**	
Spanish and LatAm operations EBITDA		**8.1**	
Spanish and LatAm operations EBITDA margin		**19.2%**	
Group			
Operating profit	217.0	**213.8**	
Depreciation and amortisation of non-current assets	18.5	**55.4**	
Group EBITDA	235.5	**269.2**	*14.3*
Exceptional items	(2.6)	-	
Exchange impact [(b)]	-	**4.0**	
Group adjusted EBITDA at constant exchange rate [(b)]	232.9	**273.2**	*17.3*
Exchange impact [(b)]	-	**(4.0)**	
Group adjusted EBITDA	232.9	**269.2**	*15.6*
Group adjusted EBITDA margin	32.8%	**31.7%**	

(a) EBITDA is one of the key financial measures that we use to assess the growth in the business and operational efficiencies.

(b) Constant exchange rate states current period results at the same exchange rate as that used to translate the results for the same period in the previous year. Exchange impact is the difference between the results reported at a constant exchange rate and the results reported using current period exchange rates.

We do not allocate interest or taxation charges by product or geographic segment.

4. Taxation

The tax charge is based on the estimated effective tax rate for the year. The effective tax rate for the six month period is different from the standard rate of corporation tax in the United Kingdom (30%) as explained below:

	Six months ended 30 September	
	2005	**2006**
	£m	**£m**
Profit before tax multiplied by the standard rate of corporation tax in the United Kingdom (30%)	46.8	**26.2**
Effects of:		
Differing tax rates on overseas earnings	3.3	**4.0**
Other	2.4	**(0.5)**
Tax charge on profit before tax	52.5	**29.7**
Current tax	29.4	**25.2**
Deferred tax	23.1	**4.5**
Tax charge on profit before tax	52.5	**29.7**

5. Interim dividend

The interim dividend of 5.7 pence per share (2005 – 5.1 pence per share) is payable on 15 December 2006 to shareholders registered at the close of business on 17 November 2006 and will amount to £44.2 million (2005 - £35.9 million).

6. Earnings per share

The calculation of basic and diluted earnings per share is based on the profit for the relevant financial period and on the weighted average share capital during the period.

	Actual	Exceptional items	Amortisation of acquired intangibles	Adjusted
Six months ended 30 September 2006				
EBITDA (£m)	**269.2**	-	-	**269.2**
Depreciation and amortisation (£m)	**(55.4)**	-	**38.7**	**(16.7)**
Net finance costs (£m)	**(126.6)**	**36.3**	-	**(90.3)**
Group profit before tax (£m)	**87.2**	**36.3**	**38.7**	**162.2**
Taxation (£m)	**(29.7)**	**(11.4)**	**(14.0)**	**(55.1)**
Group profit after tax (£m)	**57.5**	**24.9**	**24.7**	**107.1**
Minority interests (£m)	**0.6**	-	**(0.8)**	**(0.2)**
Group profit after tax and minority interests (£m)	**58.1**	**24.9**	**23.9**	**106.9**
Weighted average number of issued ordinary shares (millions)	**763.7**			**763.7**
Basic earnings per share (pence)	**7.6**			**14.0**
Effect of share options (pence)	**(0.1)**			**(0.2)**
Diluted earnings per share (pence)	**7.5**			**13.8**
Six months ended 30 September 2005				
EBITDA (£m)	235.5	(2.6)	-	232.9
Depreciation and amortisation (£m)	(18.5)	-	6.9	(11.6)
Net finance costs (£m)	(61.1)	7.8	-	(53.3)
Group profit before tax (£m)	155.9	5.2	6.9	168.0
Taxation (£m)	(52.5)	(3.5)	(2.7)	(58.7)
Group profit after tax (£m)	103.4	1.7	4.2	109.3
Weighted average number of issued ordinary shares (millions)	704.4			704.4
Basic earnings per share (pence)	14.7			15.5
Effect of share options (pence)	(0.2)			(0.1)
Diluted earnings per share (pence)	14.5			15.4

The exceptional finance costs for the six months ended 30 September 2006 comprise £13.8 million for accelerated amortisation of deferred financing fees and £22.5 million premium on the redemption of our Notes, which were refinanced prior to the TPI acquisition. Exceptional items of £2.6 million in the prior year include restructuring and other costs of £2.4 million arising from the TransWestern acquisition, and a credit of £5.0 million arising from the release of a provision for IPO costs in the UK. Exceptional finance costs in the prior year relate to the accelerated amortisation of deferred financing fees on our senior debt, which was redeemed at the date of the TransWestern acquisition.

7. Deferred tax assets and liabilities

The elements of deferred tax assets recognised in the accounts were as follows:

	At 31 March 2006	At 30 September 2006
	£m	£m
Tax effect of timing differences due to:		
Depreciation	6.9	**7.5**
Bad debt provisions	38.3	**45.8**
Other allowances and accrued expenses	20.4	**21.2**
Defined benefit pension scheme	26.6	**23.4**
Share options	15.9	**20.4**
Recognised tax net operating losses	20.5	**5.2**
Financial instruments	-	**4.0**
Revenue recognition	-	**17.2**
Other	11.0	**29.0**
Recognised deferred tax assets	139.6	**173.7**

The elements of deferred tax liabilities recognised in the accounts were as follows:

	At 31 March 2006	At 30 September 2006
	£m	£m
Tax effect of timing differences due to:		
Intangible assets	-	**393.1**
Amortisation	76.1	**79.8**
Goodwill	-	**4.6**
Directories in development	32.9	**32.3**
Recognition of revenues and expenses	-	**4.5**
Foreign investments	-	**6.2**
Financial instruments	3.3	**-**
Other and deferred costs	18.5	**28.9**
Recognised deferred tax liabilities	130.8	**549.4**

8. Trade and other receivables

	At 31 March 2006	At 30 September 2006
	£m	£m
Net trade receivables [a]	555.5	**782.0**
Other receivables	19.0	**42.4**
Accrued income [a]	1.4	**41.4**
Prepayments	10.4	**13.0**
Total trade and other receivables	586.3	**878.8**

[a] The Group's trade receivables and accrued income are stated after deducting a provision of £232.2 million at 30 September 2006 (31 March 2006 - £157.8 million).

9. Loans and other borrowings and net debt

	At 31 March 2006 [a]	At 30 September 2006 [a]
	£m	£m
Amounts falling due within one year		
Term loans under senior credit facilities	50.1	**139.9**
Revolving loan under senior credit facilities	242.2	**18.5**
Net obligations under finance leases	0.6	**0.8**
Total amounts falling due within one year	292.9	**159.2**
Amounts falling due after more than one year		
Senior credit facilities	1,390.6	**3,630.6**
Senior notes:		
Senior sterling notes	161.8	-
Senior dollar notes	74.4	-
Senior discount dollar notes	102.8	-
Total amounts falling due after more than one year	1,729.6	**3,630.6**
Net loans and other borrowings	2,022.5	**3,789.8**
Cash and cash equivalents	(28.5)	**(66.0)**
Net debt at end of period	1,994.0	**3,723.8**

[a] Balances are shown net of deferred financing fees of £54.1 million at 30 September 2006 (31 March 2006 - £10.8 million).

10. Trade and other payables

	At 31 March 2006	At 30 September 2006
	£m	£m
Trade payables	32.9	**61.6**
Other taxation and social security	17.3	**19.8**
Accruals and other payables	163.3	**237.0**
Deferred income	161.2	**365.2**
Total trade and other payables falling due within one year	374.7	**683.6**

11. Retirement benefit obligations

The £4.5 million decrease in retirement benefit obligations from £39.9 million at the year end to £35.4 million at 30 September 2006 is largely the result of actuarial gains of £4.6 million that arose in the six months due to an increase in real interest rates.

12. Statement of changes in equity

	Attributable to equity shareholders				
	Share capital	Other reserves	Retained earnings	Minority interest	Total
	£m	£m	£m	£m	£m
Balance at 31 March 2006	1,192.3	(103.7)	17.2	-	1,105.8
Profit on ordinary activities after taxation	-	-	58.1	(0.6)	57.5
Net (expense) income recognised directly in equity	-	(50.9)	-	(0.5)	(51.4)
Total recognised (expense) income for the period	-	(50.9)	58.1	(1.1)	6.1
Share placement and capital restructuring	0.7	-	344.1	-	344.8
Value of services provided in return for share based payments	-	6.0	-		6.0
Ordinary share capital issued to employees	1.5	-	-	-	1.5
Own shares purchased by ESOP trust [a]	(0.3)	-	-	-	(0.3)
Capital duty paid on TPI acquisition	-	(13.0)	-	-	(13.0)
Minority interest arising on purchase of subsidiary	-	-	-	42.3	42.3
Dividends paid	-	-	(78.5)	-	(78.5)
	1.9	(57.9)	323.7	41.2	308.9
Balance at 30 September 2006	1,194.2	(161.6)	340.9	41.2	1,414.7

(a) Purchase of shares held in an ESOP trust for employees.

Cumulative foreign currency losses at 30 September 2006 are £119.0 million (31 March 2006 - £68.4 million).

13. Capital Expenditure

Capital expenditure on property, plant and equipment in the six months to 30 September 2006 and 2005 was £17.1 million and £9.8 million, respectively. Proceeds on the sale of property, plant and equipment were £nil in the same periods.

Capital expenditure committed at 30 September 2006 and 2005 was £5.4 million and £5.9 million, respectively.

14. Acquisitions

Six months ended 30 September 2006

In the six months to 30 September 2006, the Yell Group paid £2,016.9 million for acquisitions. The largest acquisition was that of 94.25% of the share capital of Telefónica Publicidad e Información, S.A. ("TPI") on 31 July 2006, for €2,939.8 million (£2,010.3 million). The purchase price of TPI was provisionally allocated to the acquired assets and liabilities as follows:

	Acquiree's carrying amount	Fair value adjustments	Provisional fair value
	£m	£m	£m
Non current assets			
Intangible assets	109.4	1,028.7	1,138.1
Property, plant and equipment	24.7	14.8	39.5
Deferred tax assets	30.8	-	30.8
Total non current assets	164.9	1043.5	1,208.4
Current assets			
Directories in development	48.0	34.9	82.9
Trade and other receivables	292.2	-	292.2
Cash and cash equivalents	16.8	-	16.8
Total current assets	357.0	34.9	391.9
Current liabilities			
Loans and other borrowings	(90.0)	-	(90.0)
Corporation tax	(12.8)	-	(12.8)
Trade and other payables	(251.9)	-	(251.9)
Total current liabilities	(354.7)	-	(354.7)
Total assets less current liabilities	167.2	1,078.4	1,245.6
Non-current liabilities			
Loans and other borrowings	(70.2)	-	(70.2)
Deferred tax liabilities	(29.1)	(403.7)	(432.8)
Other non current liabilities	(6.4)	-	(6.4)
Identifiable net assets	61.5	674.7	736.2
Minority interests			(42.3)
Share of net assets acquired			693.9
Goodwill			1,316.4
Total cost			2,010.3

Non-current intangible assets totalling €1,664.4 million (£1,138.1 million) comprise €1,130.7 million (£773.2 million) of brand names, €408.4 million (£279.3 million) of customer lists, and €125.3 million (£85.6 million) allocated between software, contracts, and non-compete agreements. Directories in development comprise all current intangible assets, including customer commitments and a customer database. Goodwill of €1,925.0 million (£1,316.4 million) is attributable to the future synergies expected, the workforce acquired and future growth of the business.

14. Acquisitions (continued)

The acquisition of TPI was financed by debt acquired of £1,634.0 million, proceeds from the share placement of £344.8 million, and operating cash of £31.5 million.

The consolidated financial information of the Yell Group consolidates the financial results of TPI for the 62 days ended 30 September 2006. If the acquisition of TPI had occurred on 1 April 2006, we estimate that the pro forma group revenue to 30 September 2006 would have been £980.5 million and group EBITDA would have been £300.4 million.

We also made other acquisitions in the half year that are not considered material for separate presentation. We paid cash of $12.2 million (£6.6 million) to acquire operations with net liabilities of $0.2 million before the fair value adjustments to record goodwill of $9.5 million (£5.1 million) and other intangible assets of $2.9 million (£1.6 million). These acquisitions have contributed $16.8 million of revenue in the period from the dates of acquisition to 30 September 2006.

A reconciliation of cash paid on acquisitions, including a deferred payment of $11.9 million (£6.2 million) for the acquisition of TransWestern Publishing, to the cash flow on page 13 is as follows:

	Six months ended 30 September 2006 £m
Total cost of acquisitions	**2,016.9**
Less cash acquired	**(16.8)**
Capital duties paid [a]	**13.0**
Deferred payment for TWP	**6.2**
Net cash outflow in period	**2,019.3**

[a] Capital duties paid on the acquisition of TPI and recorded in equity; see note 12 to the financial information.

14. Acquisitions (continued)

Six months ended 30 September 2005

In the six months to 30 September 2005, the Yell Group acquired a number of directories businesses in the US for consideration totalling $1,611.1 million (£918.6 million). The purchases were accounted for as acquisitions. The largest acquisition was that of TransWestern Publishing on 15 July 2005 for a purchase price of $1,573.8 million (£897.6 million) plus expenses of $21.5 million (£12.3 million). The purchase price of TransWestern was allocated to the acquired assets and liabilities as follows:

	Acquiree's carrying amount	Fair value adjustments	Debt and other liabilities extinguished	Provisional fair value
	£m	£m	£m	£m
Non current assets				
Intangible assets	84.9	111.8	-	196.7
Property, plant and equipment	2.7	(0.1)	-	2.6
Deferred tax assets	31.8	0.2	-	32.0
Total non current assets	119.4	111.9	-	231.3
Current assets				
Directories in development	26.2	-	-	26.2
Trade and other receivables	53.6	(0.6)	-	53.0
Cash and cash equivalents	1.1	-	-	1.1
Total current assets	80.9	(0.6)	-	80.3
Current liabilities				
Loans and other borrowings	(3.6)	-	3.6	-
Corporation Tax	(0.7)	-	-	(0.7)
Trade and other payables	(88.6)	-	27.7	(60.9)
Total current liabilities	(92.9)	-	31.3	(61.6)
Total assets less current liabilities	107.4	111.3	31.3	250.0
Non-current liabilities				
Loans and other borrowings	(386.3)	-	386.3	-
Deferred tax liabilities	(4.0)	(17.3)	-	(21.3)
Identifiable net (liabilities) assets	(282.9)	94.0	417.6	228.7
Goodwill				681.2
Total cost				909.9

Goodwill of £681.2 million is attributable to the workforce acquired and future growth of the business.

14. Acquisitions (continued)

We also made other acquisitions in the half year ended 30 September 2005 that were not considered material for presentation in the above table. We paid cash of $15.8 million (£8.7 million) to acquire net liabilities with a fair value totalling $0.4 million (£0.2 million) giving rise to additional goodwill of $12.8 million (£7.0 million) and other intangible assets of $3.4 million (£1.9 million).

15. Litigation

The lawsuit filed by Verizon was settled in October 2004. In subsequent months, Yellow Book USA was served with complaints filed as class actions in five US states and the District of Columbia. In these actions, the plaintiffs alleged violations of consumer protection legislation and placed reliance on findings of the New York Court in the now settled suit. On 26 August 2005, the court in New Jersey approved a comprehensive national settlement, with no admission of liability. The Yell Group fully accrued for the estimated costs arising from this class action in the year ended 31 March 2005.

NOTES TO EDITORS

Yell Group

Yell is an international directories business operating in the classified advertising market through printed, online and telephone-based media.

In the year ended 31 March 2006, Yell published 113 directories in the United Kingdom and 835 in the United States; in the United Kingdom, where it is a leading player in the classified advertising market, it served 462,000 unique advertisers. In the United States, where it is the leading independent directories business, it served 622,000 unique advertisers.

Yell's principal brands include: in the United Kingdom, Yellow Pages, Business Pages, Yell.com and Yellow Pages 118 24 7; in the United States Yellow Book and Yellowbook.com; and in Spain, Paginas Amarillas and PaginasAmarillas.es. All these brands are trademarks.